UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 8, 2024

FIRST NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation)	1-38874 (Commission File Number)	54-1232965 (IRS Employer Identification No.)

112 West King Street Strasburg, Virginia (Address of principal executive offices)	22657 (Zip Code)

(540) 465-9121

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.25 per share	FXNC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On August 8, 2024, First National Corporation (“First National”) and Touchstone Bankshares, Inc. (“Touchstone”) issued a joint press release announcing the receipt of regulatory approvals from the Federal Reserve Bank of Richmond, acting under authority delegated by the Board of Governors of the Federal Reserve System, and the Bureau of Financial Institutions division of the State Corporation Commission of the Commonwealth of Virginia, to complete the previously announced merger of Touchstone with and into First National in an all-stock transaction.

A copy of the joint press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, on July 9, 2024, First National filed a registration statement on Form S-4 with the SEC, which includes a joint proxy statement of First National and Touchstone and a prospectus of First National, as well as other relevant documents regarding the proposed merger.

SHAREHOLDERS OF FIRST NATIONAL AND TOUCHSTONE ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIRST NATIONAL, TOUCHSTONE AND THE PROPOSED MERGER.

Shareholders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents free of charge, by requesting them in writing from Scott C. Harvard, First National Corporation, 112 West King Street, Strasburg, Virginia 22657, or by telephone at (540) 465-9121, or from James Black, Touchstone Bankshares, Inc., 4300 Crossings Boulevard, PO Box 2230, Prince George, VA 23875, or by telephone at (804) 324-7384.

PARTICIPANTS IN THE SOLICITATION

First National, Touchstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First National and Touchstone in connection with the proposed merger. Information about the directors and executive officers of First National is available in First National’s proxy statement dated March 29, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by First National with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger. You may obtain free copies of each document as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the transaction, the merger agreement, or the transactions contemplated thereby, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Item 9.01 Exhibits.

(d) Exhibits

Exhibit

Number                  Description

99.1                       Press Release, dated August 8, 2024.

104                        Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST NATIONAL CORPORATION

Date: August 8, 2024	By:	/s/ M. Shane Bell
M. Shane Bell
Executive Vice President and Chief Financial Officer

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